Exhibit 99.2

MAYNE PHARMA VENTURES PTY LTD

1528 Main north road

salisbury south 5106 SA

Australia

November 2, 2018

VIA E-MAIL

HedgePath Pharmaceuticals, Inc.

324 South Hyde Park Avenue, Suite 350

Tampa, Florida 33606

Attention:

•	Dana Ono danaono@comcast.net
•	Bob Martin bobmartin@rdmartin.net
•	Mark Watson wmwatson@wmwatson.com

Copy to:

•	Lawrence A. Rosenbloom, Ellenoff Grossman & Schole LLP, lrosenbloom@egsllp.com

Dear Independent Directors:

Thank you for your proposal dated October 29, 2018 (HPPI Proposal). We appreciate the attention and diligence the Independent Committee has taken to consider these very important matters, while we do not necessarily agree with all of the characterizations in the HPPI Proposal.

Terms and expressions defined in the amended and restated supply and license agreement dated May 15, 2015 (SLA) have the same meaning in this letter.

After careful consideration of the HPPI Proposal, the surrounding circumstances, and critically the interests of Mayne Pharma shareholders, we are not in a position to accept the HPPI Proposal.

Mayne Pharma is open to an alternative dialogue with HPPI that serves the interests of both parties. Mayne Pharma would like to make the following indicative, non-binding proposal to HPPI (Accelerated Take Back Proposal) to accelerate the assumption of the right to exploit the Product in the BCCNS Field in the US by Mayne Pharma (Right). The key terms of this proposal are:

•	In exchange for a voluntary transfer (Transfer) by HPPI to Mayne Pharma of the Right, effective on a date to be agreed upon, but not later than November 30, 2018, Mayne Pharma would, promptly upon such Transfer taking effect, exercise warrants to inject $500,000 into HPPI;

•	Following such exercise, HPPI would immediately commence all necessary activities to implement the Transfer, in collaboration with Mayne Pharma, including contract assignments, information transfer, change of FDA sponsorship, and all activities reasonably required to implement the Transfer. Mayne Pharma would target completion of these activities by December 31, 2018;

•	Promptly upon completion of the foregoing activities (trigger to be agreed), Mayne Pharma will exercise further warrants to inject $500,000 into HPPI.

This is a non-binding proposal, and neither Mayne Pharma nor its affiliates has any legal obligation with respect to any of the terms of this proposal unless and until definitive agreements are entered into between Mayne Pharma and HPPI.

The Mayne Pharma corporate team is available at short notice to progress conversation in relation to the above. We look forward to hearing from you.

Yours sincerely, MAYNE PHARMA VENTURES PTY LTD
/s/ Scott Richards Scott Richards Director